WisdomTree Trust

245 Park Avenue, 35th Floor

New York, New York 10167

October 25, 2016

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust”) with respect to Staff comments received orally on September 20, 2016 regarding the Trust’s Post-Effective Amendment No. 565, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 12, 2016 for the purpose of registering shares of the WisdomTree Dynamic Currency Hedged International Quality Dividend Growth Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please provide the Staff with the details of the Fund’s fee table via correspondence once they become available.

Response:  The Fund’s fee table is set forth below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.58%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Acquired Fund Fees and Expenses	0.38%
Total Annual Fund Operating Expenses	0.96%[2]
Fee Waivers	(0.48)%[3]
Total Annual Fund Operating Expenses After Fee Waivers	0.48%[3]

[1]	“Other Expenses” are based on estimated amounts for the current fiscal year.

[2]	The Total Annual Fund Operating Expenses in this fee table may not correlate to the expense ratios in the Fund’s financial highlights and financial statements because the financial highlights and financial statements reflect only the operating expenses of the Fund and do not include Acquired Fund Fees and Expenses, which are fees and expenses incurred indirectly by the Fund through its investments in certain underlying investment companies.

October 25, 2016

[3]	WisdomTree Asset Management, Inc. (“WisdomTree Asset Management” or the “Adviser”) has contractually agreed to waive a portion of its Management Fee in an amount equal to the Acquired Fund Fees and Expenses attributable to the Fund’s investments in the Underlying Fund, as defined below, as well as an additional 0.10%, through October 31, 2017, unless earlier terminated by the Board of Trustees of WisdomTree Trust for any reason at any time.

2.

Comment:  Please confirm that the Adviser’s contractual fee waiver of the Management Fee will extend at least one year from the date of the Prospectus. File a copy of the fee waiver agreement as an exhibit to the registration statement.

Response:  Confirmed. A copy of the fee waiver agreement will be filed as an exhibit to the Fund’s registration statement.

3.

Comment:  The Staff notes that the Underlying Fund is not a component of the Index. Please explain the Fund’s basis for including indirect investments through the Underlying Fund in the Fund’s 80% policy (i.e., investing 80% of total assets in component securities of the Index).

Response:  The Fund intends to rely on the relief set forth in the iShares Trust, et al. no-action letter dated October 22, 2008, which serves as the Fund’s basis for including indirect investments through the Underlying Fund in the Fund’s 80% policy. The Index and the Underlying Fund Index employ identical methodologies and have the same component securities, except that the Index also hedges against currency fluctuations by applying the applicable published one-month currency forward rate to the applicable equity exposure of each country in the Index.

4.

Comment:  With respect to the last sentence in the first paragraph of the “Principal Investment Strategies of the Fund” section, please confirm that “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities” is a reference to depositary receipts based on component securities and TBA Transactions.

Response:  As stated in the Trust’s exemptive application, which applies to the Fund, the Trust anticipates that “investments that have economic characteristics substantially identical to those of the component securities of the Index will include securities such as depositary receipts based on component securities of the Index and TBA transactions.”

5.	Comment: Confirm that the fees and expenses of the Underlying Fund will be included as “Acquired Fund Fees and Expenses” in the Fund’s fee table.

Response:  Confirmed. Please see the response to Comment 1.

6.	Comment: Depending upon the Fund’s market capitalization range, consider including small-capitalization investing risk under the “Principal Risks of Investing in the Fund” section, if applicable.

October 25, 2016

Response:  The Index requires a market capitalization of at least $1 billion to be eligible for inclusion and based on the current Index composition, securities of small-capitalization companies are not a principal investment strategy of the Fund. As a result, small-capitalization investing risks are not currently principal risks of the Fund.

7.	Comment: Please consider revising the description of the volume factor adjustment in plain English in order to clarify when the volume factor adjustment would apply.

Response:  We have revised the following sentence from the “Principal Investment Strategies of the Fund” section regarding the volume factor adjustment as follows:

If a component security no longer meets applicable trading volume thresholds as of the annual Index screening date, [t]he Index methodology applies a volume factor adjustment to reduce such component security’s weight in the Index and reallocates the reduction in the weight pro rata among the other remaining securities. ~~if, as of the annual Index screening date, a component security no longer meets trading volume thresholds.~~

8.	Comment: Explain how the Fund hedges investments in the Underlying Fund.

Response:  The Fund anticipates investing in the Underlying Fund in order to gain equity exposure to the Index. In addition, the Index (but not the Underlying Fund) dynamically hedges currency fluctuations in the relative value of the applicable foreign currencies against the U.S. dollar. The Fund expects to use forward currency contracts and/or futures contracts to hedge investments in the Underlying Fund to the same extent foreign currencies are hedged by the Index.

9.

Comment:  The Index’s dynamic currency hedging strategy, as set forth in the “Principal Investment Strategies of the Fund” section, describes a “momentum” signal as being determined by comparing two moving average signals on the historically observed U.S. dollar spot rates over 10 and 240 business day periods. Please provide a numerical example in plain English.

Response:  We respectfully decline to include a numerical example because we do not believe such numerical example would provide shareholders with greater clarity.

10.

Comment:  Does the Index include derivatives, such as forward currency contracts or futures contracts? If so, does the Trust’s exemptive order associated with operating as an exchange traded fund allow such inclusion of derivatives in an index.

Response:  Derivatives, such as forward currency contracts or futures contracts, are not components of the Index. The Index methodology employs an applicable one-month forward rate against the applicable value of the non-U.S. denominated securities included in the Index, which in effect creates a “hedge” against such foreign currency fluctuations. The hedge is reset on a monthly basis.

11.	Comment: The Staff notes that the last sentence of the “Principal Investment Strategies of the Fund” section indicates that the Fund will concentrate its investments in the securities of a

October 25, 2016

particular industry or group of industries to approximately the same extent as its underlying Index. Does the Index currently concentrate in any industry or sector? If so, please provide corresponding industry risk or sector risk disclosure under the “Principal Risks of Investing in the Fund” section.

Response:  The Index does not currently concentrate (i.e., hold 25% or more of its total assets) in the securities of a particular industry or sector; however, we have added risk disclosure to the “Principal Risks of Investing in the Fund” section for the following sectors each of which constitutes a significant portion of the Index: consumer discretionary, consumer staples, health care and industrial sectors.

12.

Comment:  Please consider moving “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” from the “Additional Non-Principal Risk Information” section to the “Principal Risks of Investing in the Fund” section.

Response:  The Trust does not consider the possible exit of APs from the ETF business to be a principal risk of the Fund. Accordingly, the Trust believes the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” should remain in the “Additional Non-Principal Risk Information” section.

13.

Comment:  Under “Derivatives Risk”, the disclosure includes general risk disclosure regarding derivatives and then specific risks associated with forward currency contracts and futures contracts. Please consider breaking out and/or adding sub-headings for the specific derivatives risks.

Response:  The disclosure has been revised as requested.

14.	Comment: Please identify the Fund’s sub-adviser and portfolio managers via correspondence.

Response:  The Fund’s sub-adviser is Mellon Capital Management Corporation. The Fund is managed by Karen Q. Wong, Richard A. Brown, and Thomas J. Durante.

15.	Comment: Please confirm whether “Other Investments” are included in the Fund’s 80% basket or 20% basket.

Response:  “Other Investments” are included in the Fund’s 20% basket.

16.

Comment:  Please include a discussion regarding how the indicative optimized portfolio value (“IOPV”) is calculated, such as whether the IOPV is calculated based on the value of the Fund’s portfolio securities. Furthermore, please clarify whether the IOPV may include stale values and, with respect to the foregoing, please consider whether such matters with respect to IOPV should be considered a principal risk and, if so, include appropriate risk disclosure.

October 25, 2016

Response:  The language has been revised as set forth below. The Trust believes that the current placement of the disclosure is appropriate.

Share Trading Prices

The approximate value of shares of the Fund, also known as the “indicative optimized portfolio value,” or IOPV, is disseminated every 15 seconds throughout the trading day by the Listing Exchange or by other information providers. This approximate value should not be viewed as a “real time” update of the Fund’s NAV, because the approximate value may not be calculated in the same manner as the NAV, which is computed once per day. The approximate value generally is determined by using current market quotations, price quotations obtained from broker-dealers that may trade in the ~~portfolio~~ securities and instruments held by the Fund and/or amortized cost for securities with remaining maturities of 60 days or less, based on securities and/or cash as reflected in the basket for a Creation Unit. If applicable, each approximate value also reflects changes in currency exchange rates between the U.S. dollar and the applicable currency. The approximate value is based on applicable quotes or closing prices from the securities’ local market and may not reflect events that occur subsequent to the local market’s close. The approximate value does not necessarily reflect the precise composition of the current portfolio of securities held by the Fund at a particular point in time (e.g., the securities in the basket for a Creation Unit may include securities that are not part of the Fund’s portfolio) or the precise valuation of the current portfolio. The Fund, the Adviser and their affiliates are not involved in, or responsible for, the calculation or dissemination of the approximate value and makes no warranty as to its accuracy.

* * * * *

Please feel free to contact me at 917-267-3721 with any questions.

Sincerely,

/s/ Ryan M. Louvar

Ryan M. Louvar

Secretary

cc:	Joanne Antico, Esq. (WisdomTree)

Sarah English, Esq. (WisdomTree)

W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)

K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)